BB

[redacted]

02021046

SE[...] 02021046 [...]OMMISSION
Washington, D.C. 20549

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3/12/19

SEC MAIL RECEIVED DEC 05 2002 WASH. D.C. 161

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-2001 (MM/DD/YY) AND ENDING 09-30-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTH COAST SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 SPEAR STREET, SUITE 850
(No. and Street)

SAN FRANCISCO (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES W. FULLER 1(415) 977-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REGALIA AND ASSOCIATES
(Name – *if individual, state last, first, middle name*)

103 TOWN AND COUNTRY DR., DANVILLE, CA., 94526
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES W. FULLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTH COAST SECURITIES CORP., as of SEPTEMBER 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

LAURA EILEEN GONZALES
Commission # 1361282
Notary Public - California
San Francisco County
My Comm. Expires Jun 16,2006

Laura Eileen Gonzales
Notary Public County of San Francisco, State of California

[signature]
Signature

MANAGING DIRECTOR
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Francisco } ss.

On November 26, 2002 before me, Laura Eileen Gonzales
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared James W. Fuller,
Name(s) of Signer(s)

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

LAURA EILEEN GONZALES
Commission # 1361282
Notary Public - California
San Francisco County
My Comm. Expires Jun 16,2006

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Laura Eileen Gonzales
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

Capacity(ies) Claimed by Signer

Signer's Name: ____________________

☐ Individual
☐ Corporate Officer — Title(s): ____________________
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________________

Signer Is Representing: ____________________

RIGHT THUMBPRINT OF SIGNER
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SEC MAIL PROCESSING
RECEIVED
NOV 0 5 2002
WASH, D.C. 161 SECTION

NORTH COAST SECURITIES CORPORATION

Financial Statements

Year Ended
SEPTEMBER 30 2002

REGALIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

R&A CPA
Regalia & Associates

CERTIFIED PUBLIC ACCOUNTANTS
103 TOWN & COUNTRY DRIVE, SUITE K, DANVILLE, CALIFORNIA 94526
DOUGLAS W. REGALIA, CPA, A PROFESSIONAL CORPORATION
MARIANNE RYAN, AUDITOR
DANA E. CHAVARRIA, CPA, CONSULTANT
KENNETH E. REGALIA, CPA, CONSULTANT
OFFICE: 925.314.0390 FAX: 925.314.0469

The Board of Directors
North Coast Securities Corporation

We have audited the accompanying balance sheets of North Coast Securities Corporation (the Company) as of September 30, 2002 and 2001 and the related statements of operations, cash flows and changes in stockholders' equity for the years ended September 30, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 12, the Company operates in a highly regulated and competitive industry. Consequently, the Company has incurred losses and negative cash flows from operations since 1998. Management is seeking to increase revenues through the marketing of its products while controlling expenditures to meet its working capital needs. However, additional cash and working capital will be required and the Company will be required to continue to increase revenues and control costs, or obtain additional equity and/or financing. There can be no assurance that the Company's efforts to achieve profitable operations or obtain new equity and/or financing will be realized.

In our opinion, except as noted above and in Note 12 in the Notes to the financial statements, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended September 30, 2002 and 2001 in conformity with accounting principles generally accepted in the United States.

The supplemental schedules of computation of net capital and computation of basic net capital requirement is presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regalia & Associates

November 18, 2002
Danville, California

NORTH COAST SECURITIES CORPORATION

Balance Sheets
September 30, 2002 and 2001

ASSETS

		2002	2001
Current assets:			
Cash and cash equivalents	$	16,275	50,302
Concessions and commissions receivable		22,515	23,622
Other receivables		12,517	26,346
Inventory		31,715	52,665
Total current assets		83,022	152,935
Noncurrent assets:			
Property and equipment, net		18,081	21,687
Deferred taxes		355,240	355,240
Prepaid expenses and other assets		6,678	9,978
Total noncurrent assets		379,999	386,905
	$	463,021	539,840

LIABILITIES AND STOCKHOLDER'S EQUITY

		2002	2001
Current liabilities:			
Accounts payable and accrued liabilities	$	44,911	88,881
Current lease payable		-	1,352
Total current liabilities		44,911	90,233
Noncurrent liabilities:			
Long-term lease payable		-	6,165
Total liabilities		44,911	96,398
Stockholder's equity:			
Common stock, $10 par value; 100 shares authorized; 50 shares issued and outstanding		500	500
Contributed capital in excess of par		1,134,815	1,060,340
Retained deficit		(717,205)	(617,398)
Total stockholder's equity		418,110	443,442
	$	463,021	539,840

See accompanying auditors' report and notes to financial statements.

NORTH COAST SECURITIES CORPORATION

Statements of Operations
For The Years Ended September 30, 2002 and 2001

		2002	2001
Revenues:			
Commissions and concessions	$	239,307	504,393
Front end and agents fees		403,770	1,004,754
Mutual fund and limited partnership income		49,059	53,136
Insurance products		53,799	37,702
Rebate income		477	83,588
Processing fees		-	1,800
Trading gain (loss), net		(21,498)	(158,510)
Registered rep fees		1,700	1,950
Interest income		9,954	22,212
Other		16,321	108,841
Total revenues		752,889	1,659,866
Expenses:			
Accounting		6,400	6,139
Bank charges		239	520
Bad debts		16,143	11,191
Clearing fees		14,625	166,949
Commissions and concessions		618,625	1,255,378
Consulting and outside services		8,380	16,811
Depreciation expense		8,290	16,841
Donations		-	8,133
Dues and subscriptions		359	443
Equipment lease		1,261	21,510
Execution expense		(26,069)	40,809
Insurance		3,614	8,052
Interest		3,607	6,269
Legal		37,602	1,783
Office		3,241	7,275
Postage		1,780	4,413
Quote services		-	42,983
Regulatory fees		6,647	10,748
Rent		18,000	113,023
Repairs and maintenance		1,195	6,688
Salaries and related expenses		105,964	199,804
Telephone		8,716	35,916
Terminal and trading fees		258	84,826
Travel and entertainment		12,389	22,478
Miscellaneous		630	4,101
Total expenses		851,896	2,093,083
Loss before for income taxes		(99,007)	(433,217)
Provision for income tax benefit		800	(172,689)
Net loss		(99,807)	(260,528)
Retained deficit, beginning of period		(617,398)	(356,870)
Retained deficit, end of period	$	(717,205)	(617,398)

See accompanying auditors' report and notes to financial statements.

NORTH COAST SECURITIES CORPORATION

Statements of Changes in Stockholder's Equity
For The Years Ended September 30, 2002 and 2001

		Common Stock	Contributed Capital In Excess of Par	Retained Earnings (Deficit)
Balances at September 30, 2000	$	500	709,780	(356,870)
Net loss		-	-	(260,528)
Contributions of capital by stockholder		-	350,560	-
Balances at September 30, 2001		500	1,060,340	(617,398)
Net loss		-	-	(99,807)
Contributions of capital by stockholder		-	74,475	-
Balances at September 30, 2002	$	500	1,134,815	(717,205)

NORTH COAST SECURITIES CORPORATION

Statements of Cash Flows
For The Years Ended September 30, 2002 and 2001

		2002	2001
Operating activities:			
Net loss	$	(99,807)	(260,528)
Depreciation expense		8,290	16,841
Adjustments to reconcile to cash provided by operating activities:			
Changes in:			
Accounts receivable		-	20,271
Concessions and commissions receivable		1,107	201,219
Other receivables		13,829	4,072
Inventory		20,950	183,320
Receivable from stockholder		-	1,382
Deferred taxes		-	(173,567)
Other assets		3,300	578
Accounts payable and accrued liabilities		(43,970)	(247,873)
Lease payable		(7,517)	7,516
Cash used for operating activities		(103,818)	(246,769)
Investing activities:			
Acquisition of property and equipment		(4,684)	(2,384)
Financing activities:			
Reclassification of subordinated loan from shareholder		-	(125,000)
Proceeds from capital contributions made by shareholders		74,475	350,560
Cash provided by financing sources		74,475	225,560
Decrease in cash		(34,027)	(23,593)
Cash, beginning of period		50,302	73,895
Cash, end of period	$	16,275	50,302
Additional cash flow information:			
Income taxes paid	$	800	800
Interest paid	$	3,607	6,269

See accompanying auditors' report and notes to financial statements.

Notes to Financial Statements
September 30, 2002 and 2001

1. Organization

North Coast Securities Corporation (the "Company") is a C Corporation incorporated in the State of California on September 30, 1993.

The Company generates its revenues primarily from trading proprietary securities and generating commissions on customer transactions. The Company clears all customer transactions on a fully disclosed basis in accordance with a sub-clearing agreement with Western International through Correspondent Services Corporation (a wholly owned subsidiary of Paine Webber). In the normal course of business, the Company will have unsettled securities transactions with its clearing broker, which normally settle in three business days.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Revenue Recognition
The Company recognizes revenue when services are performed. Securities transactions and related revenues and expenses are recorded in the financial statements on a trade date basis.

Organizational Expenses
The Company has capitalized certain professional fees and start-up expenses as organizational costs. They have been fully amortized under the straight-line method over 60 months.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Statement 109 requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

3. Property and Equipment

Property and equipment consist of the following at September 30, 2002 and 2001:

	2002	2001
Office Equipment	$ 41,809	37,125
Less: accumulated depreciation	(23,728)	(15,438)
Property and equipment, net	$ 18,081	21,687

Depreciation expense amounted to $8,290 and $16,841 for the years ended September 30, 2002 and 2001, respectively.

 Continued

4. Inventory

Inventory of $31,715 and $52,665 at September 30, 2002 and 2001, respectively, represents various publicly traded securities held by the Company. All securities are stated at market value as determined by available published market quotes.

5. Organizational costs

The Company has capitalized $9,171 of organizational costs related to legal fees and other start-up expenses. Organizational costs have been fully amortized.

6. Additional Capital Contributed by Stockholder

During the year ended September 30, 2002, the stockholder contributed additional capital of $74,475 which has been reflected as contributed capital in excess of par on the balance sheets at September 30, 2002. During the year ended September 30, 2001, the stockholder contributed additional capital of $350,560 which has been reflected as contributed capital in excess of par on the balance sheets at September 30, 2001.

7. Leases

The Company maintains corporate offices in San Francisco, California. The Company leased an office at 595 Market Street under a five-year operating lease that expired in May 2001. The lease required monthly payments of $11,438. In May 2001 the Company moved to offices at 100 Spear Street where it is paying monthly rental payments of $1,500 for office space under a verbal month-to-month operating lease. Rent expense amounted to $18,000 and $113,023 for the years ended September 30, 2002 and 2001, respectively.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002, the Company had net capital of $7,863, which was $2,863 in excess of required net capital of $5,000. At September 30, 2001, the Company had net capital of $5,002, which was $2 in excess of required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was approximately 9.3 to 1 at September 30, 2002 and 5.1 to 1 at September 30, 2001.

9. Income Taxes

Components of income tax expense (benefit) for the years ended September 30, 2002 and 2001 are as follows:

		2002	2001
Current:			
Federal	$	-	-
State		800	800
Total current income tax expense		800	800
Deferred:			
Federal		-	(138,904)
State		-	(34,585)
Total deferred income tax benefit		-	(173,489)
Total income tax expense (benefit)	$	800	(172,689)

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The types of temporary differences that give rise to significant portions of the deferred tax liability and affect deferred tax expense include differences in accounting for depreciation and amortization, net operating loss carryforwards, and capitalized costs.

Realization of the deferred income taxes depends on the generation of sufficient taxable income by the Company. If the Company is unable to generate pre-tax earnings, the deferred income tax benefit will not materialize, and the deferred tax asset of $355,240 will have no value. At September 30, 2002, a valuation allowance equal to the calculated deferred tax benefit for the year ended September 30, 2002 was recorded, resulting in no additional deferred income tax benefit for the year ended September 30, 2002.

10. Reclassifications

Certain reclassifications have been made to the 2001 financial statements in order to conform to the presentation used in 2002.

11. Commitments and Contingencies

In the normal course of business there are outstanding various commitments and contingent liabilities, such as commitments to enter into contracts, which are not reflected in the financial statements. In addition, the Company has been named as a defendant in various lawsuits arising in the course of business. Management believes that such commitments or contingencies will not have a material adverse effect on the financial statements.

Continued

12. Operating Losses

The Company operates in a highly regulated and competitive industry. Consequently, the Company has incurred losses and negative cash flows from operations since 1998. Management is seeking to increase revenues through the marketing of its products while controlling expenditures to meet its working capital needs. However, additional cash and working capital will be required and the Company will be required to continue to increase revenues and control costs, or obtain additional equity and/or financing. There can be no assurance that the Company's efforts to achieve profitable operations or obtain new equity and/or financing will be realized.

NORTH COAST SECURITIES CORPORATION

Focus IIA Calculations
September 30, 2002

Net Capital Computations

Computation of Net Capital			
Total ownership equity	[3480]	0	$ 418,110
Total ownership equity qualified	[3500]	0	418,110
Total capital and allowable subordinated liability	[3530]	0	418,110
Total non-allowable assets	[3540]	$ 405,363	0
Total deductions	[3620]	0	405,363
Net capital before haircuts	[3640]	0	12,747
Total haircuts	[3740]	0	4,884
Net capital	[3750]	0	7,863
Computation of Basic Net Capital Requirement			
Minimum net capital required			
(6 2/3% of aggregate indebtedness- line 3840)	[3756]	0	44,911
Minimum dollar net capital required per Regulation	[3758]	0	5,000
Net capital requirement	[3760]	0	5,000
Excess net capital	[3770]	0	2,863
Excess net capital at 100%			
(Net capital less 10% of aggregate indebtedness)	[3780]	0	(1,628)
Computation of Aggregate Indebtedness			
Total aggregate indebtedness liabilities	[3790]	0	44,911
Total aggregate indebtedness	[3840]	0	44,911
Percentage of aggregate indebtedness to net capital	[3850]	0	562%
Percent debt to debt-equity total	[3860]	0	11%

NORTH COAST SECURITIES CORPORATION

Focus IIA Calculations
September 30, 2001

Net Capital Computations

Computation of Net Capital			
Total ownership equity	[3480]	0	$ 443,442
Total ownership equity qualified	[3500]	0	443,442
Total capital and allowable subordinated liability	[3530]	0	443,442
Total non-allowable assets	[3540]	$ 425,777	0
Total deductions	[3620]	0	425,777
Net capital before haircuts	[3640]	0	17,665
Total haircuts	[3740]	0	12,663
Net capital	[3750]	0	5,002
Computation of Basic Net Capital Requirement			
Minimum net capital required *(6 2/3% of aggregate indebtedness- line 3840)*	[3756]	0	6,186
Minimum dollar net capital required per Regulation	[3758]	0	5,000
Net capital requirement	[3760]	0	5,000
Excess net capital	[3770]	0	2
Excess net capital at 100% *(Net capital less 10% of aggregate indebtedness)*	[3780]	0	(9,277)
Computation of Aggregate Indebtedness			
Total aggregate indebtedness liabilities	[3790]	0	92,785
Total aggregate indebtedness	[3840]	0	92,785
Percentage of aggregate indebtedness to net capital	[3850]	0	835%
Percent debt to debt-equity total	[3860]	0	21%

R&A CPA
Regalia & Associates

CERTIFIED PUBLIC ACCOUNTANTS
103 TOWN & COUNTRY DRIVE, SUITE K, DANVILLE, CALIFORNIA 94526
DOUGLAS W. REGALIA, CPA, A PROFESSIONAL CORPORATION
MARIANNE RYAN, AUDITOR
DANA E. CHAVARRIA, CPA, CONSULTANT
KENNETH E. REGALIA, CPA, CONSULTANT
OFFICE: 925.314.0390 FAX: 925.314.0469

November 18, 2002

The Board of Directors
North Coast Securities Corporation

We have recently concluded our audit of the financial statements of the North Coast Securities Corporation (the Company) for the year ended September 30, 2002 and we are presenting our comments and recommendations to management.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

Required Disclosures

In accordance with the United States Department of the Treasury Annual Audit Report (Form G-405), the following disclosures are made:

- A "statement of changes in liabilities subordinated to claims of creditors" is not included with the basic set of financial statements because there were no subordinated claims of creditors.

- Regalia & Associates, CPA's, did not find any material inadequacies during the course of our examination. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

Internal Control

In planning and performing our audit of the financial statements of the Company for the year ended September 30, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Internal Control *(continued)*

The management of the Company is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

A material weakness is a reportable condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above.

Based on the testwork we performed and the documents we examined, we are not aware of any material weaknesses in the Company's operations.

Regalia & Associates